September 16, 2024

Gerard Kim Meng Lim
Chief Executive Officer
Agroz Inc.
No. 2, Lorong Teknologi 3/4A
Taman Sains Selangor, Kota Damansara
47810 Petaling Jaya, Selangor, Malaysia

       Re: Agroz Inc.
           Draft Registration Statement on Form F-1
           Submitted August 20, 2024
           CIK No. 0002009233
Dear Gerard Kim Meng Lim:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted August 20, 2024
Cover Page

1. We note your disclosure that Mr. Gerard Kim Meng Lim is a controlling shareholder.
       Please clarify on the cover page whether you intend to maintain controlled company status under the applicable Nasdaq listing rules and rely on the exemptions from Nasdaq corporate governance standards following the offering, and specify those exemptions in the cross-referenced disclosure. If you intend to rely on the exemptions and maintain
          controlled company    status under the Nasdaq listing rules after the
offering, please
       provide appropriate risk factor disclosure.
Prospectus Summary, page 1

2. Please balance your disclosure regarding Agroz in the Prospectus Summary section to include equally prominent disclosure of the limitations you face in implementing your
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Page 2

       business strategy, including, but not limited to:
           a discussion of your significant related party transactions;
           a discussion of potential limitations to CEA vertical farming, such as your statement on page 15 that "[t]he production of staple crops such as wheat and rice is a roadblock for large scale vertical farming due to these crops' specific growth requirements and current vertical farming technology limitations;"
           a statement that your audit report includes a paragraph related to substantial doubt about your ability to continue as a going concern; and a statement that your management has identified certain material weaknesses in your
           internal controls.
Our Products and Services, page 4

3. Please expand on the discussion of your products and services to note for the most recent applicable periods (i) the number of CEA vertical farms you designed and/or constructed,
       (ii) the number of CEA vertical farms for which you provided operation and management services, (iii) the number of CEA vertical farms you sold to third parties, and (iv) the number of CEA vertical farms which you owned and operated.
4. We note your disclosure regarding Agroz OS and Agroz ERP. We also note that you have entered into two Software Development Agreements with Braiven Co., Ltd. pursuant to which Braiven provides you with certain software development services. Please note whether any aspects of the Agroz OS or Agroz ERP were developed by Braiven and whether you are significantly reliant on Braiven for the development of your products.
       Additionally, please provide a complete description of the Software Development
       Agreement with Braiven, including a discussion of:
           the payment terms and any milestone payments that have been paid to date or which you may still be required to pay;
           the perpetual license to use the software granted to Braiven;
           any material foreign exchange risk you face given the $4 million payments due to
           Braiven appear to be denominated in U.S. dollars; and any actual or potential conflicts of interest given that Braiven was founded by your
           Chief Technology Officer.
Market Opportunity, page 6

5. We note your statements in this section and throughout the prospectus discussing your
       "top-grade" products being available where they are most highly demanded. Please revise to clarify the meaning of top-grade. Please revise this and any disclosure throughout the registration statement to provide a basis for statements, including any relevant metrics, regarding your competitive position and comparisons between your products and services and those of your competitors. Refer to Item 4.B.7 of Form 20-F.

Recent Developments, page 7

6. We note your statement that "[e]arly feedback from the pilot rollout of Agroz Copilot has been encouraging." Please briefly explain the early feedback from the pilot rollout and the
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Page 3

       way or ways in which it has been encouraging.
Risk Factors
Risks Related to our Business and Industry
We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business, page 16

7.     We note your disclosure here that you "own unregistered source codes to
(i) the software
       components of the future developmental version of Agroz OS and (ii) the PLC." On page
       8 you note that you hold copyrights for "[t]he source code to the PLC integrated into
       Agroz OS" and "[t]he source code to Agroz OS and Agroz ERP." Please clarify the level of intellectual property protection you hold for these source codes and what it means for them to be unregistered. Your disclosure should clarify why their unregistered nature makes them susceptible to potential infringement. Additionally, please expand the disclosure regarding your copyrights to note the jurisdiction in which you hold the copyrights and any applicable expiration dates.
Risks Related to The Shares, page 18

8. We note your disclosure of the outstanding Agroz Inc. Redeemable Convertible Preferred
       Shares. Please add risk factor disclosure regarding the RCPS. Your disclosure should address the potential dilutionary impact to investors upon conversion of these securities, potential payments upon redemption and any material interest payments.
       Additionally, please discuss the RCPS in the Prospectus Summary.
Use of Proceeds, page 28

9. We note you plan to use a portion of the net proceeds of this offering for acquisitions.
       Please revise to provide all information required by Item 3.C of Form 20-F. Additionally, we note your significant liabilities and operating expenses for related parties. Please clarify how the proceeds from this offering will be allocated to pay off such liabilities and operating expenses, specifically in regard to the related parties. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
32

10. We note your statement that your "CEA practices are a combination of various digital technologies," including 5G communications. Here or elsewhere in the prospectus, please briefly describe the use of 5G communications in your business.
Business
Our Products and Services, page 53

11. We note your statement that in the future you "plan to implement other green RE sources such as biogas and hydrogen." Please provide additional details on your plans to implement these additional RE sources, including any work you have done to date and your anticipated timeline.
12. We note your disclosure "[n]ot only are superfoods nutrient rich, they sell at higher prices and price margins." Please revise to provide additional disclosure to depict the price and margin difference between your superfoods and your other products. September 16, 2024
Page 4

Competition, page 58

13. We note your statement that you believe your competitors only compete with you at various parts of your business model but not all three. When discussing your competitors, please identify which parts of your business model they do and do not engage in.
Present and Ongoing Related Party Transactions, page 67

14. We note your disclosure of certain related party transactions. Please revise to discuss how pricing and supply are determined and how disputes are resolved with your related parties.
       To the extent you have oral contracts governing your arrangements with these related parties, please file as an exhibit a written description of the oral contracts.
       For guidance, please refer to Compliance and Disclosure Interpretations, Regulation S-K,
       Question 146.04.
15. Please revise your descriptions of certain related party transactions to identify the nature and extent of the operating expenses paid by Agroz or the related party.
16. Please expand your risk factor disclosure to address any material risks related to your significant related party transactions.
Related Party Transactions, page 67

17. Please clarify what it means for certain related parties to be "[s]ignificantly influenced" by the controlling shareholder or key management of the Group. It is not clear from your current disclosure what relationship exists between Agroz and the related party.
Notes to Consolidated Financial Statements
2. Reorganization, basis of presentation and going concern
2.1 Reorganization, page F-7

18. You disclose that Agroz Inc. and Agroz Group are with identical shareholding structures and were under common control. Therefore, you accounted for the reorganization as a recapitalization of the operating entity. Please provide an analysis that supports the notion that they were entities under common control during the periods presented including details sufficient to understand the controlling ownership of Agroz Inc. and Agroz Group before and after the Reorganization.
2.3 Basis of Preparation, page F-8

19. You stated on page 11 and page 25 that you are an Emerging Growth Company ("EGC")
       and elected to take advantage of an extended transition period for complying with new or revised accounting standards. We further note here that you have adopted all applicable new and revised IFRS Standards that are effective. Please note that the EGC accounting deferral election is not applicable to IFRS filers. Please refer to the cover page of Form F-
       1 and revise accordingly.
3.10 Cash, page F-13

20. You define cash to include deposits held by banks that can be added or withdrawn without limitation. Please tell us how your definition complies with IAS 7.6 and IAS 7.7.
 September 16, 2024
Page 5

12. Capital and Reserves, page F-29

21. You disclose at page 20 that there are certain restrictions on a Malaysian company's ability to make dividend distributions. Please tell us your consideration of providing parent-only financial statements under Rules 5-04 and 12-04 of Regulation S-X, which is
       required when the restricted net assets of the registrant   s
consolidated subsidiaries exceed
       25% of consolidated net assets as of the end of the most recently completed fiscal year.
15. Financial Risk Management and Fair Values of Financial Instruments
(i) Trade Receivables, page F-34

22. You disclose that trade receivables are due within 30-104 days from the date of billing and 70% of your outstanding receivables at December 31, 2023 have been collected as of the date of the consolidated financial statements filed in August 2024. In that regard, 30%
       of receivables are significantly past due, even over 104 days. Please clarify the 30%
       amount due from related parties and third parties, and how you evaluate the reasonableness of your loss allowance and the extent to which you consider the length of time an account has been staying past due beyond your year end to be an indicator of impairment.
22. Related Party Balances and Transactions, page F-45

23. Please revise to disclose the meaning of "[s]ignificantly influenced" when you define the relationship between related parties, including any equity holdings and accounting consequences, if any. We also note that you purchase and sell a big portion of your fresh produce from and to related parties. Please help us understand the arrangement.
General

24. We note the many partnerships, contracts, and agreements you disclose you have entered into. For the following agreements, please revise to disclose the material terms of these agreements:

                Leased CEA vertical farms you operate (we note your disclosure on page 36 of two new lease agreements);
                The agreements with Microsoft to be an Independent Software Vendor and a
              Microsoft AI Cloud Partner;
                The strategic partnership with AEON Co. (M) Berhad;
                The borrowing agreement with HWG Cash Berhad; and The Software Development Agreement with Braiven date January
18, 2023.

       Please file the agreements as exhibits to the Registration Statement pursuant to Item
       601(b)(10) of Regulation S-K or tell us why you are not required to do so.
25. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 September 16, 2024
Page 6

       Please contact Christie Wong at 202-551-3684 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Nicholas O'Leary at 202-551-4451 or Conlon Danberg at 202-551-4466 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Ross Carmel, Esq.